UNITED STATE
SECURITIES AND EXCHANGI
Washington, D.C. 2(

05035894

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SEC FILE NUMBER
8- 48431

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EDELMAN & CO., LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8832 NORTH PORT WASHINGTON RD
(No. and Street)

MILWAUKEE, WI 53217
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT EDELMAN (414) 228-9314
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

SCRIBNER COHEN AND COMPANY, S.C.
(Name - *if individual, state last, first, middle name*)

400 E MASON STREET, SUITE 300, MILWAUKEE, WI 53202
(Address) (City) (State) (Zip Code)

RECEIVED
FEB 2 4 2005
185 SECTION

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountants must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ROBERT EDELMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EDELMAN & CO., LTD., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JUDY C. WOLTER NOTARY PUBLIC STATE OF WISCONSIN

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconcilation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDELMAN & CO., LTD.

ANNUAL REPORT

DECEMBER 31, 2004

EDELMAN & CO., LTD.
TABLE OF CONTENTS

SCRIBNER
COHEN
AND
COMPANY

*CPAs
and
Advisors*

INDEPENDENT AUDITORS' REPORT

To the Stockholder
and Board of Directors
of Edelman & Co., Ltd.

We have audited the accompanying statements of financial condition of Edelman & Co., Ltd. as of December 31, 2004 and 2003, and the related statements of income and retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edelman & Co., Ltd. as of December 31, 2004 and 2003, and the results of its operations and its cash flows, for the years then ended, in conformity with generally accepted accounting principles.

*Barry S. Werner, CPA
Frederick W. Langer, CPA
David R. Werner, CPA
Martin Zuckerman, CPA
Dawn E. Wittak, CPA
Kevin C. Richter, CPA
Alan E. Matsoff, CPA*

*400 East Mason Street
Suite 300
Milwaukee, WI 53202
414-271-1700
Fax 414-271- 9925
E-mail: cpa@scribnercohen.com
www.scribnercohen.com*

To the Stockholder
and Board of Directors
of Edelman & Co., Ltd.
Page Two

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 13 and 14 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scribner, Cohen and Company, S.C.

Milwaukee, Wisconsin
February 14, 2005

EDELMAN & CO., LTD.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

ASSETS	2004	2003
CURRENT ASSETS		
Cash	$ 102,875	$ 128,282
Fees receivable	103,333	-
Income tax refund receivable	2,422	-
Prepaid expenses	6,508	431
Deferred income taxes	-	1,020
Total current assets	215,138	129,733
PROPERTY AND EQUIPMENT		
Furniture and equipment	7,066	6,353
Less accumulated depreciation	3,412	5,279
	3,654	1,074
TOTAL ASSETS	$ 218,792	$ 130,807

LIABILITIES AND STOCKHOLDER'S EQUITY	2004	2003
CURRENT LIABILITIES		
Accounts payable	$ 3,948	$ 4,475
Payroll taxes payable	79	69
Accrued income taxes	-	717
Deferred income taxes	29,890	-
Accrued expenses	41,000	40,000
Total current liabilities	74,917	45,261
DEFERRED INCOME TAXES	220	240
STOCKHOLDER'S EQUITY		
Capital stock - 9,000 shares authorized, no par value; 150 shares issued and outstanding	15,000	15,000
Retained earnings	128,655	70,306
Total stockholder's equity	143,655	85,306
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 218,792	$ 130,807

The accompanying notes are an integral part of the financial statements.

EDELMAN & CO., LTD.
STATEMENTS OF INCOME AND RETAINED EARNINGS
For the Years Ended December 31, 2004 and 2003

	2004	2003
REVENUE		
Fees	$ 505,753	$ 320,950
OPERATING EXPENSES		
Officer's salary	225,000	180,000
Promotion	2,652	3,917
Information service	14,399	3,845
Convention	375	-
Depreciation	800	426
Professional services	64,806	22,730
Retirement plan	41,000	40,000
Payroll taxes	8,791	8,073
Publications, dues and licenses	4,198	4,345
Employee benefits	18,820	10,804
Office expense and postage	5,506	3,757
Outside services	18,507	1,370
Meals and entertainment	1,256	1,745
Insurance	350	350
Travel	7,373	11,219
Telephone	5,915	5,232
Miscellaneous	295	526
Total operating expenses	420,043	298,339
INCOME FROM OPERATIONS	85,710	22,611
OTHER INCOME/(EXPENSE)		
Equity in earnings of P E Advisors, LLC	-	(2,740)
Dividend Income	12	36
Interest income	1,095	1,284
	1,107	(1,420)
INCOME BEFORE INCOME TAXES	86,817	21,191
INCOME TAX EXPENSE (BENEFIT)		
Current	(2,422)	5,799
Deferred	30,890	(1,100)
	28,468	4,699
NET INCOME	58,349	16,492
RETAINED EARNINGS BEGINNING OF YEAR	70,306	53,814
RETAINED EARNINGS - END OF YEAR	$ 128,655	$ 70,306

The accompanying notes are an
integral part of the financial statements.

EDELMAN & CO., LTD.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2004 and 2003

		2004		2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	58,349	$	16,492
Adjustments to reconcile net loss to net cash provided by operating activities				
Depreciation and amortization		800		426
Deferred income tax		30,890		(1,100)
Loss allocated from partnership		-		2,741
Changes in operating assets and liabilities				
Fees receivable		(103,333)		-
Income tax receivable		(2,422)		-
Prepaid expenses		(6,077)		3,634
Accounts payable		(527)		4,329
Accrued expenses		293		-
Net cash provided by (used in) operating activities		(22,027)		26,522
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of computer equipment		(3,380)		-
Distribution from PE Advisors, LLC		-		701
Net cash provided by (used in) operating activities		(3,380)		701
NET INCREASE (DECREASE) IN CASH		(25,407)		27,223
CASH - BEGINNING OF YEAR		128,282		101,059
CASH - END OF YEAR	$	102,875	$	128,282
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for:				
Income taxes	$	6,406	$	2,195

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Edelman & Co., Ltd. is a Wisconsin Corporation. The Company registered to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) on August 28, 1996. The Company is in the business of financial consulting on corporate mergers and acquisitions.

Property and Equipment

Property and equipment is stated at cost, maintenance and repairs are charged to operations. Depreciation expense is calculated on an accelerated basis over the respective assets' remaining useful lives, which are as follows:

Office equipment	5 - 7 years

Depreciation expense was $800 and $426 for the years ended December 31, 2004 and 2003, respectively.

Income Taxes

Income taxes are calculated on taxable earnings at the applicable statutory rates. Taxable earnings vary from financial statement earnings because income taxes are calculated on the cash basis of accounting, and because of limitations set by the Internal Revenue Service. The tax effect of these differences is explained in Note 7.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment in P E Advisors, LLC

In 2003, the Company had a one-half interest in P E Advisors, LLC, a Wisconsin limited liability company that was organized in the year 2001. The LLC was liquidated as of December 31, 2003.

NOTE 2 - RESERVE REQUIREMENTS

The Corporation is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or holds securities. Therefore, the Corporation does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

NOTE 3 - MINIMUM CAPITAL

Under SEC Rule 15c3-1, the Corporation is required to maintain net capital of not less than $5,000 in 2004 and 2003. At December 31, 2004, the Corporation's net capital as defined by SEC Rule 15c3-1 was $22,738 in excess of the minimum net capital required. The excess net capital at 1,000% was $23,235, and the percent of aggregate indebtedness to net capital was 162%. At December 31, 2003, the Corporation's net capital as defined by SEC Rule 15c3-1 was $78,783 in excess of the minimum net capital required. The excess net capital at 1,000% was $79,284, and the percent of aggregate indebtedness to net capital was 53%.

NOTE 4 - EMPLOYEE BENEFIT PLANS

The Company established a simplified employee pension plan during 2003. Contributions paid each year may not exceed the lesser of 25% of the employee earnings or $41,000. The accrued contribution for the years ended December 31, 2004 and 2003 is $41,000 and $40,000, respectively.

The Company has a medical and dental expense reimbursement plan that reimburses employees up to $20,000 per year for payment of health insurance premiums and medical and dental expenses.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company uses office space located in the sole stockholder's residence, but does not pay rent on this space.

NOTE 6 - MAJOR CUSTOMERS

The Company had fee income from three customers during 2004 that accounted for 100% of total fee income for the year ended December 31, 2004. The Company had fee income from two customers during 2003, which accounted for 100% of total fee income for the year ended December 31, 2003.

NOTE 7 - INCOME TAXES

The Company prepares its income tax returns on the cash basis of accounting. Temporary differences, arising as a result of differences in accounting basis are: changes in various income and expense accounts for which accruals are made for accounting purposes; difference in depreciation for tax and accounting purposes; as well as the difference in income tax liability calculated on the cash basis versus the income tax liability calculated on the accrual basis. At December 31, 2004, the temporary differences resulted in a short-term deferred income tax liability of $29,890 and a long-term deferred tax liability of $220. At December 31, 2003 the deferred income tax asset resulting from these temporary differences was $1,020, and the deferred tax liability was $240.

EDELMAN & CO., LTD.
STATEMENTS OF CHANGES IN SUBORDINATED LIABILITIES
For the Years Ended December 31, 2004 and 2003

	2004	2003
BALANCE - BEGINNING OF YEAR	$ -	$ -
Increase	-	-
Decrease	-	-
BALANCE - END OF YEAR	$ -	$ -

See auditors' report.

EDELMAN & CO., LTD.
SCHEDULES OF COMPUTATION OF NET CAPITAL
December 31, 2004 and 2003

The computation of net capital pursuant to SEC Rule 15c3-1 is as follows:

	2004	2003
NET CAPITAL		
Total stockholder's equity	$ 143,655	$ 85,306
DEDUCTIONS		
Nonallowable assets:		
Prepaid expenses	6,508	(286)
Deferred income taxes	-	780
Fees receivable	103,333	-
Income tax refund receivable	2,422	-
Furniture and equipment	3,654	1,074
	115,917	1,568
NET CAPITAL	$ 27,738	$ 83,738
MINIMUM NET CAPITAL REQUIRED	5,000	5,000
EXCESS NET CAPITAL	$ 22,738	$ 78,738
EXCESS NET CAPITAL AT 1,000%	$ 23,235	$ 79,284
AGGREGATE INDEBTEDNESS	$ 45,027	$ 44,544
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	162%	53%
RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL TO UNAUDITED PART II FORM X-17A-5		
Net capital as reported in unaudited FOCUS report	$ 58,849	$ 76,672
(Increase)/decrease in nonallowable assets	(104,976)	14,535
Audit adjustments:		
Increase cash	-	702
Increase/(decrease) receivables and prepaids	105,755 *	(5,829)
Investment income	-	(3,442)
Increase payables	(1,000)	-
Deferred income taxes	(30,890)	1,100
Total audit adjustments	73,865	(7,469)
NET CAPITAL PER ABOVE	$ 27,738	$ 83,738

* There is a $103,333 receivable adjustment that relates to litigation settlement proceeds.

The computation of reserve requirements pursuant to SEC Rule 15c3-3 and information relating to the possession of control requirements pursuant to SEC Rule 15c3-3 are not required for Edelman & Co., Ltd. because the transactions are limited to fees earned on consulting on corporate mergers and private placements.

See auditor's report.

SCRIBNER
COHEN
AND
COMPANY

*CPAs
and
Advisors*

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS REPORT ON INTERNAL CONTROL STRUCTURE

To the Stockholder
and Board of Directors
of Edelman & Co., Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of Edelman & Co., Ltd. (the Company), for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Barry S. Werner, CPA
Frederick W. Langer, CPA
David R. Werner, CPA
Martin Zuckerman, CPA
Dawn E. Wittak, CPA
Kevin C. Richter, CPA
Alan E. Matsoff, CPA

400 East Mason Street
Suite 300
Milwaukee, WI 53202
414-271-1700
Fax 414-271- 9925
E-mail: cpa@scribnercohen.com
www.scribnercohen.com

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including internal control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Scribner, Cohen and Company, S.C.

Milwaukee, Wisconsin
February 14, 2005